UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1

TO

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PHARMOS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Nevada

(State or Other Jurisdiction of Incorporation or Organization)

36-3207413

(I.R.S. Employer Identification No.)

99 Wood Avenue South, Suite 311

Iselin, New Jersey 08830

732-452-9556

(Address, Including Zip Code, and Telephone Number, Including Area Code,

of Registrant’s Principal Executive Offices)

S. Colin Neill

99 Wood Avenue South, Suite 311

Iselin, New Jersey 08830

732-452-9556

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,

of Agent For Service)

A copy of all communications, including communications sent to the agent for service, should be sent to:

Adam D. Eilenberg, Esq.

Eilenberg Krause & Paul LLP

11 East 44th Street

New York, New York 10017

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.         ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.        ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.         ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.         ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities

Act, check the following box:	☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.03 per share	1,428,571 (2)	$0.18 (3)	$257,143
Common Stock, par value $0.03 per share	1,264,244 (4)	$0.18 (3)	$227,564
Total	2,692,815		$484,707	$20 (5)

(1)

This Registration Statement shall also cover any additional shares of Common Stock which become issuable under the Registrant’s outstanding 10% Convertible Debenture Due November 1, 2012 held by the selling security holder by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the Registrant's receipt of consideration which results in an increase in the number of outstanding shares of the Registrant's Common Stock.

(2)	Represents shares of Common Stock that may be issued pursuant to conversion(s) of the Registrant’s outstanding 10% Convertible Debenture Due November 1, 2012 held by the selling security holder.
(3)

Based on the average of the high and low price of the Registrant’s Common Stock on November 11, 2008 as reported on the Nasdaq Stock Market and used solely for the purpose of calculating the registration fee pursuant to Rules 457(c) under the Securities Act of 1933.

(4)

Represents the maximum number of shares of Common Stock that may be issued pursuant to payment(s) of interest in the form of shares of Common Stock on the Registrant’s outstanding 10% Convertible Debenture Due November 1, 2012 held by the selling security holder.

(5)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 17, 2008

PROSPECTUS

PHARMOS CORPORATION

2,692,815 shares of Common Stock

On January 3, 2008, we completed a closing of a private placement of our 10% Convertible Debentures due November 2012. At the closing, we issued an aggregate of $4,000,000 in principal amount of the Debentures at par, including $1,000,000 in principal amount to the selling security holder identified in this prospectus, and received gross proceeds in the same amount. The 2,692,815 shares being offered in this prospectus by the selling security holder represent the maximum number of shares of common stock that may be issued by us pursuant to conversion(s) of, and payment(s) of interest in the form of shares of common stock on, his Debenture.

The Debentures mature upon the earlier of November 1, 2012 or a sale of our company. The Debentures, together with all accrued and unpaid interest thereon, may be repaid, without premium or penalty, commencing on November 1, 2011. Starting on November 1, 2009 (or earlier sale of our company), any outstanding Debenture may be converted, in whole or in part, into shares of our common stock at the option of the holder. The conversion price is fixed equal to $0.70 per share. The Debentures bear interest at the rate of 10% per annum, payable semi-annually either in cash or shares of our common stock at our option, so long as there is an effective registration statement covering the resale of such shares. The interest conversion rate per share would be the greater of (A) the average of the five closing prices immediately prior to the applicable interest payment date and (B) $0.34, which was the closing price on the date of sale of the Debentures.

The selling security holder identified in this prospectus may, from time to time, use this prospectus to resell shares of common stock acquired upon conversion(s) of, and/or via payment(s) of interest in the form of shares of common stock on, the Debenture he holds. We will not sell any securities under this prospectus and will not receive any of the proceeds from any securities sold under this prospectus.

Our common stock is traded on the Nasdaq Capital Market under the symbol “PARS”.

Investing in our securities involves certain risks. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2008

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in, or incorporated by reference in, this prospectus are forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “on-track,” “plan,” “intend,” or “anticipate” or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Certain of such risks and uncertainties are discussed below under “Risk Factors.” We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our company. We make available on our internet website free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports as soon as practicable after we electronically file such reports with the SEC. Our website address is www.pharmoscorp.com. The information contained in our website is not incorporated by reference in this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus; however, to the extent that there are any inconsistencies between information presented in this prospectus and information contained in incorporated documents filed with the SEC before the date of this prospectus, the information in this prospectus shall be deemed to supersede the earlier information. Any information we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus.

We incorporate by reference the documents listed below and any filings that we will make after the date of this prospectus under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•             our Annual Report on Form 10-K for the year ended December 31, 2007, filed by us on February 29, 2008;

•             our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2008, filed by us on May 8, 2008, for the quarter ended June 30, 2008, filed by us on August 7, 2008, and for the quarter ended September 30, 2008, filed by us on November 6, 2008;

•             our Current Reports on Form 8-K filed by us on January 4, 2008 (as amended by Amendment No.1 on Form 8-K/A filed on January 9, 2008), January 29, 2008, February 15, 2008, March 26, 2008, May 1, 2008, August 29, 2008, September 26, 2008 and November 13, 2008;

•             the description of our common stock contained in the Registration Statement on Form 8-A, dated January 30, 1984, of our predecessor, Pharmatec, Inc.; and

•             the description of the Series D Participating Preferred Stock Purchase Rights contained in the Registration Statement on Form 8-A, dated October 24, 2002.

We will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to: Pharmos Corporation, Attention: Corporate Secretary, 99 Wood Avenue South, Suite 311, Iselin, New Jersey 08830, telephone number: (732) 452-9556.

PROSPECTUS SUMMARY

This summary may not contain all the information that may be important to you. You should read this entire prospectus and the information incorporated by reference in this prospectus, including the financial data and related notes, before making an investment decision.

See the section entitled “Risk Factors” for a discussion of certain factors to be considered in connection with making an investment in the common stock being offered under this prospectus.

Pharmos Corporation

Pharmos discovers and develops novel therapeutics to treat a range of indications including specific diseases of the nervous system such as disorders of the brain-gut axis, pain/inflammation, and autoimmune disorders. The Company’s lead product in development, dextofisopam, is undergoing Phase 2b testing in Irritable Bowel Syndrome (IBS) patients. Dextofisopam has completed a Phase 2a IBS study in which it demonstrated a statistically significant effect compared to placebo on the primary efficacy endpoint of adequate relief (n=141, p=0.033).

Our office is located at 99 Wood Avenue South, Suite 311, Iselin, New Jersey 08830, and our telephone number is (732) 452-9556.

The Offering

On January 3, 2008, we completed a closing of a private placement of our 10% Convertible Debentures due November 2012. At the closing, we issued $4,000,000 principal amount of the Debentures, at par, and received gross proceeds in the same amount. The purchasers consisted of certain existing investors in the Company, namely Venrock Associates (affiliated with Anthony B. Evnin, one of our Directors), New Enterprise Associates (affiliated with Charles W. Newhall, III, one of our Directors), Robert Johnston (our Executive Chairman), and Lloyd I. Miller, III (one of our Directors at the time of the closing). Mr. Miller, who resigned from our Board of Directors on August 5, 2008, purchased a Debenture in principal amount of $1,000,000 at the closing and is the selling security holder in this prospectus. The 2,692,815 shares being offered in this prospectus by the selling security holder represent the maximum number of shares of common stock that may be issued by us pursuant to conversion(s) of, and payment(s) of interest in the form of shares of common stock on, his Debenture.

The Debentures mature upon the earlier of November 1, 2012 or a sale of our company. The Debentures, together with all accrued and unpaid interest thereon, may be repaid, without premium or penalty, commencing on November 1, 2011. Starting on November 1, 2009 (or earlier sale of our company), any outstanding Debenture may be converted, in whole or in part, into shares of our common stock at the option of the holder. The conversion price is fixed equal to $0.70 per share. The Debentures bear interest at the rate of 10% per annum, payable semi-annually either in cash or shares of our common stock at our option, so long as there is an effective registration statement covering the resale of such shares. The interest conversion rate per share would be the greater of (A) the average of the five closing prices immediately prior to the applicable interest payment date and (B) $0.34, which was the closing price on the date of sale of the Debentures.

The selling security holder identified in this prospectus may, from time to time, use this prospectus to resell shares of common stock acquired upon conversion(s) of, and/or via payment(s) of interest in the form of shares of common stock on, the Debenture he holds. We will not sell any securities under this prospectus and will not receive any of the proceeds from any securities sold under this prospectus.

RISK FACTORS

In addition to the other information in this document, you should carefully consider the following factors before making an investment decision.

Risk Factors

Our ability to operate as a going concern is dependent upon raising adequate financing.

Management believes that the current cash, cash equivalents and short term investments, totaling $6.1 million as of September 30, 2008, will be sufficient to support our currently planned continuing operations through at least December 31, 2008. In the second quarter of 2008, our estimated costs increased related to our patient recruitment advertising programs, thereby reducing the anticipated cash available for continuing operations beyond December 31, 2008. All of the above factors raise substantial doubt about our ability to continue as a going concern. We are actively pursuing various funding options, including equity offerings, equity-like financing, strategic corporate alliances, business combinations and the establishment of product related research and development limited partnerships, to obtain additional financing to continue the development of our products and bring them to commercial markets. We are actively seeking to raise capital and/or sell non-core assets. There can be no assurance that we will be successful in our efforts to raise additional capital. Should we be unable to raise adequate financing or generate revenue in the future, our operations will need to be scaled back or discontinued.

We are not in compliance with Nasdaq’s continued listing standards.

On September 26, 2007, we received notice from The Nasdaq Stock Market (“Nasdaq”) that the minimum bid price of our common stock had fallen below $1.00 for 30 consecutive business days and that we were therefore not in compliance with Nasdaq listing rules. We had until March 24, 2008 (180 calendar days from September 26, 2007) to regain compliance. On March 25, 2008, Pharmos received notice from Nasdaq that, in accordance with Marketplace Rule 4310(c)(8)(D), Pharmos was provided an additional period of 180 calendar days, or until September 22, 2008, to regain compliance.

On September 23, 2008, we were notified by Nasdaq that we had failed to regain compliance with Marketplace Rule 4310. We requested a hearing on the matter. Subsequent to the hearing request, we received notice from Nasdaq that the minimum bid price and market value of publicly held shares requirements were suspended through January 16, 2009.

On November 11, 2008, we received notice from Nasdaq that we are not in compliance with Nasdaq Marketplace Rule 4310(c)(3), which requires us to have a minimum of $2,500,000 in stockholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. At September 30, 2008, our stockholders’ equity was $1,315,698, the market value of our listed securities was $4,193,646, and we have had net losses from its continuing operations for the three most recently completed fiscal years.

Nasdaq rules regarding the composition of an audit committee require three independent directors. With the resignation of Lloyd Miller on August 5, 2008, the committee is currently composed of two members with Dr. Evnin being designated a financial expert. The Company plans to increase the size of the board and board committees at the next annual meeting or shortly thereafter.

Under these circumstances, Nasdaq is reviewing our eligibility for continued listing on the Nasdaq Capital Market. In order to facilitate this review, we intend to provide to Nasdaq, on or before November 26, 2008, our specific plan to achieve and sustain compliance with all of the Nasdaq continued listing requirements, including the time frame for completion of the plan.

No assurance can be given that we will regain compliance with Nasdaq’s continued listing standards. If our common stock were to be delisted from Nasdaq, liquidity for our common stock could be significantly decreased which could reduce the trading price and increase the transaction costs of trading shares of our common stock.

We have certain obligations to indemnify our officers and directors.

We have certain obligations to indemnify our officers and directors and to advance expenses to such officers and directors. Although we have purchased liability insurance for our directors and officers, if our insurance carriers should deny coverage, or if the indemnification costs exceed the insurance coverage, we may be forced to bear some or all of these indemnification costs directly, which could be substantial and may have an adverse effect on our business, financial condition, results of operations and cash flows. If the cost of our liability insurance increases significantly, or if this insurance becomes unavailable, we may not be able to maintain or increase our levels of insurance coverage for our directors and officers, which could make it difficult to attract or retain qualified directors and officers.

We are at an early stage of development.

We are at an early stage of development. Our lead product, dextofisopam, has completed Phase 2a testing for irritable bowel syndrome (“IBS”), and patient screening commenced for a Phase 2b study of dextofisopam for the treatment of IBS in June 2007. Apart from an ophthalmic product that was sold to Bausch & Lomb Incorporated in October 2001, most of our other potential products are early in the research and development phase, and product revenues may not be realized from the sale of any such products for at least the next several years, if at all. Many of our proposed products will require significant additional research and development efforts prior to any commercial use, including extensive preclinical and clinical testing, as well as lengthy regulatory approval. Because of the uncertain nature of the process, we cannot be sure that our research and development efforts will be successful, that our potential products will prove to be safe and effective in clinical trials or that we will develop any other commercially successful products.

We have a history of operating losses and expect to sustain losses in the future.

We have experienced significant operating losses since our inception. As of September 30, 2008, we had an accumulated deficit of approximately $206 million. We expect to incur operating losses over the next several years as our research and development efforts and preclinical and clinical testing activities continue. Our ability to generate revenues and achieve profitability depends in part upon our ability, alone or with others, to successfully complete development of our proposed products, to obtain required regulatory approvals and to manufacture and market our products.

Our product candidates may not successfully complete clinical trials required for commercialization, and as a result our business may never achieve profitability.

To obtain regulatory approvals needed for the sale of our drug candidates, we must demonstrate through testing and clinical trials that each drug candidate is both safe and effective for the human population that it was intended to treat. In general, two successful Phase III clinical trials are required. The clinical trial process is complex and the regulatory environment varies widely from country to country. Positive results from testing and early clinical trials do not ensure positive results in the Phase III human clinical trials. Many companies in our industry have suffered significant setbacks in Phase III, potentially pivotal clinical trials, even after promising results in earlier trials. The results from our trials, if any, may show that our drug candidates produce undesirable side effects in humans or that our drug candidates are not safe or effective or not safe or effective enough to compete in the marketplace. Such results could cause us or regulatory authorities to interrupt, delay or halt clinical trials of a drug candidate. Moreover, we, the FDA, or foreign regulatory authorities may suspend or terminate clinical trials at any time if we or they believe the trial participants face unacceptable health risks or that our drug candidates are not safe or effective enough. Clinical trials are lengthy and expensive. They require adequate supplies of drug substance and sufficient patient enrollment. Patient enrollment is a function of many factors, including:

•	the size of the patient population,

•      the nature of the protocol (i.e., how the drug is given, and the size and frequency of the dose and use of placebo control),

•	the proximity of patients to clinical sites, and

•      the eligibility criteria for the clinical trial (i.e., age group, level of symptoms, concomitant diseases or medications etc.).

Delays in patient enrollment or negative trial outcomes can result in increased costs and longer development times. Even if we successfully complete clinical trials, we may not be able to file any required regulatory submissions in a timely manner and we may not receive regulatory approval for the particular drug candidate that was tested.

In addition, if the FDA or foreign regulatory authorities require additional clinical trials, we could face increased costs and significant development delays. Changes in regulatory policy or additional regulations adopted during product development and regulatory review of information we submit could also result in delays or rejections.

Our clinical trials depend on third party investigators who are outside our control.

We depend upon the personnel of third party independent investigators to conduct our clinical trials. Such personnel are not our employees, and we cannot control the amount of time or resources that they devote to our programs. They may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If such third-party personnel fail to devote sufficient time and resources to our clinical trials, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. Such third-party investigators may also have relationships with other commercial entities that compete with us. If they assist our competitors at our expense, our competitive position would be harmed.

We face extensive governmental regulation and any failure to adequately comply could prevent or delay product approval or cause the disallowance of our products after approval.

The FDA and comparable agencies in foreign countries impose many requirements on the introduction of new drugs through lengthy and detailed clinical testing procedures, and other costly and time consuming compliance procedures. These requirements make it difficult to estimate when any of our products in development will be available commercially, if at all. In addition, the FDA or other comparable agencies in foreign countries may impose additional requirements in the future that could further delay or even stop the commercialization of our products in development.

Our proprietary compounds in development require substantial clinical trials and FDA review as new drugs. Even if we successfully enroll patients in our clinical trials, patients may not respond to our potential drug products. We think it is prudent to expect setbacks and possible product failures. Failure to comply with the regulations applicable to such testing may delay, suspend or cancel our clinical trials, or the FDA might not accept the test results. The FDA, or any comparable regulatory agency in another country, may suspend clinical trials at any time if it concludes that the trials expose subjects participating in such trials to unacceptable health risks. Further, human clinical testing may not show any current or future product candidate to be safe and effective to the satisfaction of the FDA or comparable regulatory agencies or the data derived there from may be unsuitable for submission to the FDA or other regulatory agencies.

We cannot predict with certainty when we might submit any of our proposed products currently under development for regulatory review. Once we submit a proposed product for review, the FDA or other regulatory agencies may not issue their approvals on a timely basis, if at all. If we are delayed or fail to obtain such approvals, our business may be damaged due to the resulting inability to generate revenues from the sale of such product. If we fail to comply with regulatory requirements, either prior to approval or in marketing our products after approval, we could be subject to regulatory or judicial enforcement actions. These actions could result in:

•	injunctions;
•	criminal prosecution;
•	refusals to approve new products and withdrawal of existing approvals; and
•	enhanced exposure to product liabilities.

We may need to find collaborative partners.

Our strategy for the development, clinical testing, manufacture, marketing and commercialization of our products includes the use of collaborations with corporate partners, licensors, licensees and others.

Due to the often unpredictable nature of the collaboration process, we cannot be sure that any present or future collaborative agreements will be successful. To the extent we choose not to or are not able to establish such arrangements, we would experience increased capital requirements. In addition, we may encounter significant delays in introducing our products currently under development into certain markets or find that the development, manufacture, or sale of those products is hindered by the absence of collaborative agreements due to the relatively small size of our company as compared with that of some of our potential competitors.

The value of our research could diminish if we cannot protect or enforce our intellectual property rights adequately.

We actively pursue both domestic and foreign patent protection for our proprietary products and technologies. We have filed for patent protection for our technologies in all markets we believe to be important for the development and commercialization of our drug products; however, our patents may not protect us against our competitors. We may have to file suit to protect our patents or to defend our use of our patents against infringement claims brought by others. Because we have limited cash resources, we may not be able to afford to pursue or defend against litigation in order to protect our patent rights. As a result, while we currently have no specific concerns about gaps in our intellectual property portfolio, we recognize that for companies like ours, where intellectual property constitutes a key asset, there is always a risk that a third party could assert a patent infringement claim or commence a patent interference action. Defending against any such claims or actions could be very costly to us, even if they were without merit.

We also rely on trade secret protection for our unpatented proprietary technology. However, trade secrets are difficult to protect. While we enter into proprietary information agreements with our employees and consultants, these agreements may not successfully protect our trade secrets or other proprietary information.

We face large competitors and our limited financial and research resources may limit our ability to develop and market new products.

The pharmaceutical industry is highly competitive. We compete with a number of pharmaceutical companies that have financial, technical and marketing resources that are significantly greater than ours. Some companies with established positions in the pharmaceutical industry may be better equipped than we are to develop, market and distribute products in the global markets we seek to enter. A significant amount of pharmaceutical research is also being carried out at universities and other not-for-profit research organizations. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology they have developed. They may also market competitive commercial products on their own or through joint ventures and may compete with us in recruiting highly qualified scientific personnel. Further, these institutions may compete with us in recruiting qualified patients for enrollment in their trials.

We are pursuing areas of product development in which there is a potential for extensive technological innovation. Our competitors may succeed in developing products that are more effective than those we develop. Rapid technological change or developments by others may result in our potential products becoming obsolete or non-competitive.

We lack manufacturing capability.

Other than for the production of clinical trial material, we currently do not have manufacturing facilities. Should any of our products receive approval for marketing, we would likely need to find third party manufacturers to assist in their production. If we should be unable to find such manufacturers with which to work on commercially reasonable terms, it could delay or restrict any potential revenues from such products.

We use hazardous materials in our research.

As with most other pharmaceutical companies, our research and development involves the controlled use of hazardous materials. Our laboratories store and/or produce carbon monoxide, nitric acid and ammonia. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply in all material respects with the standards prescribed by government regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any resulting damages which may or may not be covered by insurance.

We have certain anti-takeover provisions and are also subject to certain Nevada anti-takeover provisions that may make it difficult for a third party to acquire us or for stockholders to replace or remove current management.

We have adopted a stockholder rights plan that imposes a significant penalty upon any person or group that acquires 15% or more of our outstanding common stock without the approval of our board. In addition, our by-laws provide for the division of our board into three classes serving staggered terms and our charter documents authorize our board to issue up to 1,250,000 shares of preferred stock. Moreover, certain provisions of the Nevada General Corporation Law that limit our ability to enter into “business combinations” with certain “interested shareholders” and limit the voting rights of those stockholders who obtain “control shares” may also act to inhibit a hostile acquisition of our company. All of these provisions described above are likely to discourage potential acquisition proposals and delay or prevent a transaction resulting in a change in control.

In addition, the existence of these provisions could prevent or frustrate stockholder attempts to replace or remove current management, who serve at the pleasure of our board. Since the “staggered” board provisions of our by-laws, as well as other by-law provisions limiting the ability of our stockholders to call special meetings, make it difficult to replace the majority of our board at once, stockholder efforts to change the direction of our company, in the event of their dissatisfaction with the board’s or management’s performance, could be hindered.

The price of our Common Stock may experience volatility.

The trading price of our Common Stock could be subject to wide fluctuations in response to variations in our quarterly operating results, the failure of trial results, the failure to bring products to market, conditions in the industry, and the outlook for the industry as a whole or general market or economic conditions. In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many companies, often unrelated to the operating performance of the specific companies. Such market fluctuations could have a material adverse effect on the market price for our securities.

USE OF PROCEEDS

The shares of common stock covered by this prospectus are being offered by the selling security holder identified in this prospectus and not by our company. Consequently, our company will not receive any proceeds from the sale of these shares.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 60,000,000 shares of common stock, par value $.03 per share, and 1,250,000 shares of preferred stock, par value $.03 per share, of which 1,250,000 shares have been designated Series D Participating Preferred Stock. As of November 17, 2008, there were 26,210,290 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of legally available funds, and subject to any preferential dividend rights of any then outstanding preferred stock. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to any liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Board of Directors has the authority, subject to certain restrictions, without further shareholder approval, to issue, at any time and from time to time, shares of preferred stock in one or more series. Each such series shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by our Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights, to the full extent now or hereafter permitted by the laws of the State of Nevada.

The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of the common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. Holders of preferred stock would typically be entitled to receive a preference payment.

Shareholder Rights Plan

Our Board of Directors adopted a shareholder rights plan in 2002. The shareholder rights plan was adopted to give the Board of Directors increased power to negotiate in our best interests and to discourage appropriation of control of our Company at a price that is unfair to our shareholders. The shareholder rights plan will not be applicable to the acquisition of shares of our common stock by the principal shareholders of Vela in the Merger. It is not intended to prevent fair offers for acquisition of control determined by our Board of Directors to be in our best interests and the best interests of our Company’s shareholders, nor is it intended to prevent a person or group from obtaining representation on or control of our Board of Directors through a proxy contest, or to relieve our Board of Directors of its fiduciary duty concerning any proposal for our acquisition in good faith.

The shareholder rights plan involved the distribution of one “right” as a dividend on each outstanding share of our common stock to all holders of record on November 6, 2002, and an ongoing distribution of one right with respect to each share of our common stock issued subsequently, including the shares of our common stock to be issued in the Merger. Each right shall entitle the holder to purchase one one-thousandth of a share of Series D Participating Preferred Stock. The rights trade in tandem with the common stock until, and become exercisable upon, the occurrence of certain triggering events, including the acquisition of beneficial ownership of 15% or more of our common stock by anyone, and the exercise price is based on the estimated long-term value of our common stock. The exercise of these rights becomes economically attractive upon the triggering of certain “flip-in” or “flip-over” rights which work in conjunction with the shareholder rights plan’s basic provisions. The flip-in rights will permit the holders of the Series D Participating Preferred Stock to purchase shares of our common stock at a discounted rate, resulting in substantial dilution of an acquirer’s voting and economic interests in our Company. The flip-over element of the shareholder rights plan involves certain mergers or significant asset purchases, which trigger certain rights to purchase shares of the acquiring or surviving company at a discount. The shareholder rights plan contains a “permitted offer” exception which allows offers determined by our Board of Directors to be in our best interests and in the best interests of our shareholders to take place free of the diluting effects of the shareholder rights plan’s mechanisms.

Our Board of Directors retains the right, at all times prior to acquisition of 15% of our common stock by an acquirer, to discontinue the shareholder rights plan through the redemption of all rights, or to amend the shareholder rights plan in any respect.

Transfer Agent and Registrar

American Stock Transfer & Trust Company serves as transfer agent and registrar for our common stock.

SELLING SECURITY HOLDER

Lloyd I. Miller, III, and Pharmos Corporation

After publicly announcing in March 2006 our intended acquisition of Vela Pharmaceuticals, we prepared preliminary proxy materials for an annual meeting of shareholders that included the merger proposal and filed such materials with the Securities and Exchange Commission on May 3, 2006.

In April 2006, Lloyd I. Miller, III, the then-beneficial owner of approximately 10.3% of our outstanding shares of common stock, filed a Schedule 13D with the Commission, which he amended in June 2006, indicating his intention to vote against approval of the merger.

A group led by Mr. Miller then filed a preliminary proxy statement on May 25, 2006, amended on June 22, 2006, indicating the group’s intention to seek proxies from shareholders to oppose the merger. Mr. Miller and his group opposed the Vela acquisition as well as the election of the Pharmos Board’s slate of directors, proposing an alternative slate, including Mr. Miller himself, as candidates for director.

After extensive discussions and negotiations among our company, Vela and Mr. Miller, the parties reached agreement on restructuring the terms of the merger. On August 31, 2006, we signed an amendment to the merger agreement with Vela and a settlement agreement with Mr. Miller relating to the proxy contest. Mr. Miller agreed to support the Vela transaction as restructured and to vote his shares in favor of the merger and in support of the Pharmos Board’s slate of directors. We also agreed with Mr. Miller that upon completion of the Vela acquisition, he or his designee would be appointed to our Board of Directors and that we would reimburse Mr. Miller for legal and related expenses incurred by him in connection with the proxy contest in the amount of $680,000.

Mr. Miller served on our Board from October 2006 until his resignation on August 5, 2008.

Sale of Convertible Debentures

On January 3, 2008, we completed a closing of a private placement of our 10% Convertible Debentures due November 2012. At the closing, we issued $4,000,000 principal amount of the Debentures, at par, and received gross proceeds in the same amount. The purchasers consisted of certain existing investors in the Company, namely Venrock Associates (affiliated with Anthony B. Evnin, one of our Directors), New Enterprise Associates (affiliated with Charles W. Newhall, III, one of our Directors), Robert Johnston (our Executive Chairman), and Lloyd I. Miller, III (one of our Directors at the time of the closing). Mr. Miller, who resigned from our Board of Directors on August 5, 2008, purchased a Debenture in principal amount of $1,000,000 at the closing and is the selling security holder in this prospectus. The 2,692,815 shares being offered in this prospectus by the selling security holder represent the maximum number of shares of common stock that may be issued by us pursuant to conversion(s) of, and payment(s) of interest in the form of shares of common stock on, his Debenture.

The Debentures mature upon the earlier of November 1, 2012 or a sale of our company. The Debentures, together with all accrued and unpaid interest thereon, may be repaid, without premium or penalty, commencing on November 1, 2011. Starting on November 1, 2009 (or earlier sale of our company), any outstanding Debenture may be converted, in whole or in part, into shares of our common stock at the option of the holder. The conversion price is fixed equal to $0.70 per share. The Debentures bear interest at the rate of 10% per annum, payable semi-annually either in cash or shares of our common stock at our option, so long as there is an effective registration statement covering the resale of such shares. The interest conversion rate per share would be the greater of (A) the average of the five closing prices immediately prior to the applicable interest payment date and (B) $0.34, which was the closing price on the date of sale of the Debentures.

At the time of the closing, we entered into a Registration Rights agreement with the purchasers of the Debentures (including the selling security holder), pursuant to which we were obligated to register for resale the shares of common stock issuable upon conversion(s) of the Debentures and issuable as payment(s) of interest on the Debentures. The Registration Rights agreement was subsequently amended in August 2008 to provide that our registration obligation thereunder is indefinitely suspended until such time as the purchasers then holding more than 50% of such shares of common stock not yet sold consent to the reinstatement of their registration rights. We are not under any contractual obligation to register for resale the shares being offered by the selling security holder in this prospectus.

The selling security holder identified below may, from time to time, use this prospectus to resell shares of common stock acquired upon conversion of, and/or via payment(s) of interest in the form of shares of common stock on, the Debenture he holds. We will not sell any securities under this prospectus and will not receive any of the proceeds from any securities sold under this prospectus.

The term “selling security holder” includes (i) each person and entity that is identified in the table below (as such table may be supplemented or amended from time to time by means of a supplement or amendment to this prospectus), and (ii) any transferee, donee, pledgee or other successor of any such person or entity that acquires any of the shares covered by this prospectus in a transaction exempt from the registration requirements of the Securities Act of 1933 and that is identified in a supplement or amendment to this prospectus.

The table below identifies the selling security holder and indicates the number of shares of our common stock beneficially owned by him and being offered hereby. The information with respect to the selling security holder is based on information provided to us by the selling security holder.

The selling security holder identified below is not a registered broker-dealer. Other than serving on our Board of Directors between October 2006 and August 2008 and the proxy contest settlement described above, the selling security holder has not had any position, office or other material relationship with us during the past three years.

Name of Selling Security Holder	Shares Owned Prior to This Offering	Shares Offered Hereby	Shares Owned After This Offering
Lloyd I. Miller, III	3,424,162 (1)	2,692,815	731,347 (1)

(1)

Mr. Miller has sole voting and dispositive power with respect to 432,339 of these shares as (i) a manager of a limited liability company that is the general partner of a certain limited partnership and (ii) an individual. Mr. Miller has shared voting and dispositive power with respect to 299,008 of these shares as an investment advisor to the trustee of a certain family trust.

PLAN OF DISTRIBUTION

The selling security holder and any of his pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holder may use any one or more of the following methods when selling shares:

•    ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales;
•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling security holder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling security holder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by him and, if he defaults in the performance of his secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling security holder has informed us that he does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

LEGAL MATTERS

Certain legal matters relating to the shares of common stock that may be offered pursuant to this prospectus will be passed upon for us by Eilenberg Krause & Paul LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

Item 14.  Other Expenses of Issuance and Distribution

The expenses of the Registrant in connection with the distribution of the securities being registered hereunder are set forth below and will be borne by the Registrant. All expenses are estimated other than the SEC registration fee.

Securities and Exchange Commission registration fee	$260
Accounting fees and expenses	10,000
Legal fees and expenses	12,000
Miscellaneous	740

Total	23,000

Item 15.  Indemnification of Directors and Officers

Article 12 of the Registrant’s Restated Articles of Incorporation directs the Registrant to provide in its bylaws for provisions relating to the indemnification of directors and officers to the full extent permitted by law. Section 78.751 of the Nevada Revised Statutes, as amended, authorizes the Registrant to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys’ fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of the Registrant if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

The Registrant may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Registrant could not indemnify such person.

Item 16.  Exhibits.

4(a)   Securities Purchase Agreement dated as of January 3, 2008 by and among Pharmos Corporation and the Purchasers named therein (incorporated by reference to exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed January 4, 2008)

4(b)   Pharmos Corporation 10% Convertible Debenture due November 1, 2012 (incorporated by reference to exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed January 4, 2008)

4(c)   Registration Rights Agreement, dated as of January 3, 2008, by and among Pharmos Corporation and the Purchasers named therein (incorporated by reference to exhibit 4.4 to the Registrant’s Current Report on Form 8-K filed January 4, 2008)

4(d)   Amendment No.1 to Registration Rights Agreement, dated as of April 25, 2008 (incorporated by reference to exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed May 1, 2008)

4(e)   Amendment No.2 to Registration Rights Agreement, dated as of August 5, 2008 (incorporated by reference to exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008)

5(a)	Opinion of Eilenberg Krause & Paul LLP

23(a)	Consent of Eilenberg Krause & Paul LLP (included in Exhibit 5(a))

23(b)	Consent of PricewaterhouseCoopers LLP

24(a)	Power of Attorney (included in Part II of the original Registration Statement under the caption “Signatures”)

Item 17.  Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)        To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initialbona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initialbona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(i)             For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(ii)            For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initialbona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Iselin, state of New Jersey, on November 17, 2008.

PHARMOS CORPORATION

/s/ Robert F. Johnston

Robert F. Johnston

Executive Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their respective capacities and on the respective dates indicated.

Signature	Title	Date

/s/ Robert F. Johnston	Executive Chairman	November 17, 2008
Robert F. Johnston	(Principal Executive Officer)

/s/ S. Colin Neill	President and Chief Financial Officer	November 17, 2008
S. Colin Neill	(Principal Financial and Accounting Officer)

*

Srinivas Akkaraju, MD, Ph.D	Director

*

Anthony B. Evnin, Ph.D	Director

*

Elkan R. Gamzu, Ph.D	Director

*

Charles W. Newhall, III	Director

*By:/s/ S. Colin Neill
S. Colin Neill Attorney-in-fact		November 17, 2008